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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 19, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission Filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Introduction

This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse, which is attached as an exhibit to this Form 6-K and incorporated herein by reference.  This Form 6-K is hereby incorporated by reference in Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

Our independent registered public accounting firm has not completed its audit of our financial statements for the year ended December 31, 2007 and we have not finalized our annual report on Form 20-F for the period. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information, some of which could be material.

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006, and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Exhibits

No.      Description

99.1        Free Writing Prospectus relating to $2,000,000,000 5.750% Subordinated Notes due 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	February 19, 2008	By	/s/ Urs Rohner
General Counsel*

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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